UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2020

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1) Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.

(2) Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, WillScot Corporation, a Delaware corporation (“WillScot” or the “Company”), Mobile Mini, Inc., a Delaware corporation (“Mobile Mini”), and Picasso Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of WillScot (“Merger Sub”), entered into an Agreement and Plan of Merger dated March 1, 2020, as amended by that certain Amendment to Agreement and Plan of Merger dated May 28, 2020 (as amended, the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of WillScot (the “Merger” or the “Proposed Transaction”).

New ABL Facility

As previously disclosed, on March 1, 2020, WillScot entered into a commitment letter (as amended and restated on May 26, 2020 for the purpose of joining an additional financial institution, the “Commitment Letter”) pursuant to which certain financial institutions have committed to provide a senior secured asset based revolving credit facility (the “New ABL Facility”) in an aggregate principal amount of $2.4 billion. The New ABL Facility will be entered into concurrently with the consummation of the Merger and the proceeds of the New ABL Facility will be available to (x) refinance the existing ABL credit facilities of Mobile Mini and WillScot and to redeem the Mobile Mini 2024 Notes (defined below) and (y) pay the fees, costs and expenses incurred in connection with the Merger and the related transactions, subject to customary conditions.

The New ABL Facility has been syndicated to a number of additional financial institutions and pricing under the New ABL Facility has been modified in connection therewith. Borrowings under the New ABL Facility are expected to bear interest at (i) in the case of US Dollars, at the applicable US Borrower’s option, either an adjusted LIBOR rate plus 1.875% or alternative base rate plus 0.875%, (ii) in the case of Canadian Dollars, at the applicable Canadian Borrower’s option, either a Canadian BA rate plus 1.875% or Canadian prime rate plus 0.875%, and (iii) in the case of Euros and British Pounds Sterling, an adjusted LIBOR rate plus 1.875%. Each such interest rate shall be subject, at the end of each fiscal quarter (commencing at the end of the first fiscal quarter that begins after completion of the Merger) to (x) an increase of 0.25%, if the daily average availability to be drawn under the New ABL Facility during the preceding fiscal quarter exceeds 66.7% of total availability thereunder, or (y) a decrease of 0.25%, if the daily average availability to be drawn under the New ABL Facility during the preceding fiscal quarter is less than 33.3% of total availability thereunder, in each case, relative to the interest rates set forth in the preceding sentence.

Redemption of Mobile Mini’s 5.850% Senior Notes due 2024

In connection with the Merger Agreement, on June 3, 2020, Mobile Mini gave notice of its intent to redeem (the “Mobile Mini Redemption”) all $250.0 million aggregate principal amount of its 5.850% Senior Notes due 2024 (the “Mobile Mini Notes”).

The Mobile Mini Notes are expected to be redeemed on the later of (i) the second business day following the consummation of the Merger and (ii) July 3, 2020 (such date, the “Mobile Mini Redemption Date”). In accordance with the terms of the Mobile Mini Notes and the Indenture, dated as of May 9, 2016, among the Company, each of the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee (the “Indenture”), the Mobile Mini Notes will be redeemed at a redemption price equal to 102.938% of the principal amount of the Mobile Mini Notes, plus accrued and unpaid interest and Additional Interest (as defined in the Indenture), if any, to the Mobile Mini Redemption Date.

Conditional Redemption of Williams Scotsman International Inc.’s 7.875% Senior Secured Notes due 2022

On June 1, 2020, WillScot announced that its indirect subsidiary, Williams Scotsman International, Inc. (“WSII”), is conditionally calling for redemption (the “WSII Redemption”) all $270.0 million in aggregate principal amount of its outstanding 7.875% Senior Secured Notes due 2022 (the “WSII Notes”) on July 1, 2020 (the “WSII Notes Redemption Date”). The WSII Redemption is subject to and conditioned upon (i) the completion by WSII or one of its subsidiaries of an issuance of at least $500.0 million aggregate principal amount of notes and the release of such funds to the issuer from escrow, if applicable, no later than the WSII Notes Redemption Date, and (ii) the completion of the Merger.

This Form 8-K does not constitute a notice of redemption with respect to the Mobile Mini Notes or the WSII Notes.

New WSII Notes Offering

In connection with the Merger, Picasso Finance Sub, Inc., a newly-formed finance subsidiary of WSII (the “Issuer”), priced its offering of $650.0 million in aggregate principal amount of 6.125% senior secured notes due 2025 (the “New WSII Notes”) on June 1, 2020. The offering is expected to be consummated on June 15, 2020.

If the offering is consummated, the gross proceeds thereof will be deposited by the initial purchasers into a segregated escrow account pursuant to an escrow and security agreement. Concurrently with the closing of the Merger and the satisfaction of certain other escrow conditions, the escrowed proceeds will be released to fund, together with funds drawn under the New ABL Facility, the repayment of all outstanding indebtedness under each of WillScot’s and Mobile Mini’s existing ABL credit facilities, the Mobile Mini Redemption and the WSII Redemption (collectively, the “Refinancing Transactions”) and to pay fees and expenses related to the Refinancing Transactions and the Merger.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the Proposed Transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management's beliefs, expectations and objectives as of the date hereof. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although WillScot believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to achieve planned synergies related to acquisitions; our ability to manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting our profitability (including cost increases resulting from tariffs); potential litigation involving our company; general economic and market conditions impacting demand for our products and services; implementation of tax reform; our ability to implement and maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ending December 31, 2019 and our Form 10-Q for the quarter ended March 31, 2020), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and WillScot disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

Additional information about WillScot can be found on its investor relations website: https://investors.willscot.com.

Important Information About the Proposed Transaction

In connection with the Proposed Transaction, the Company filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes a prospectus of the Company and a joint proxy statement of the Company and Mobile Mini (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on May 5, 2020, and the Company and Mobile Mini commenced mailing the joint proxy statement/prospectus on or about May 8, 2020. Each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

The Company, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company's proxy statement, dated March 20, 2020, as supplemented by the supplement dated April 13, 2020, for the 2020 Annual Meeting and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 16, 2020 as supplemented by the supplement dated April 10, 2020, for its 2020 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, the Company or Mobile Mini as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

Dated: June 9, 2020	By:	/s/ HEZRON TIMOTHY LOPEZ
		Name:	Hezron Timothy Lopez
		Title:	Vice President, General Counsel & Corporate Secretary